Exhibit 16.1

March 15, 2021

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Clearway Energy, Inc. and, under the date of March 1, 2021, we reported on the consolidated financial statements of Clearway Energy, Inc. as of and for the years ended December 31, 2020 and 2019, and the effectiveness of internal control over financial reporting as of December 31, 2020. On March 9, 2021, we were dismissed. We have read Clearway Energy, Inc.’s statements included under Item 4.01 of its Form 8-K dated March 15, 2021, and we agree with such statements, except that we are not in a position to agree or disagree with Clearway Energy, Inc.’s statement that Ernst & Young LLP was not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on Clearway Energy, Inc.’s consolidated financial statements.

Very truly yours,

(signed) KPMG LLP